l:\secfiles\11_k\eds-93\defcomp1.doc3

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1993
                            -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 2-94698
                       -------


                           EDS DEFERRED COMPENSATION PLAN
                           ------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                  767 Fifth Avenue, New York, New York  10153-0075
                3044 West Grand Blvd., Detroit, Michigan  48202-3091
                ----------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)


Registrant's telephone number, including area code (313)556-5000



      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                David J. FitzPatrick
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------
(a)   FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES      Page No.
      ------------------------------------------------------      --------

      EDS Deferred Compensation Plan:
         Independent Auditors' Report. . . . . . . . . . . . . . .       3
         Basic Financial Statements:
            Statements of Net Assets Available for Benefits,
               December 31, 1993 and 1992 . . . . . . . . . . . . . .    4
            Statements of Changes in Net Assets Available for
               Benefits for the Years Ended December 31,
               1993 and 1992. . . . . . . . . . . . . . . . . . . . .    5
            Notes to Financial Statements, December 31,
1993 and 1992 . . . . . . . . . . . . . . . . . . . . .      5
         Supplemental schedules:
            Schedule 1-Schedule of Assets Held for Investment
               Purposes, December 31, 1993 . . . . . . . . . . . . .    15
            Schedule 2-Schedule of Reportable Transactions for
               the Year Ended December 31, 1993. . . . . . . . . . .    17

      Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)   EXHIBIT
      -------

      Exhibit 23    Consent of Independent Auditors . . . . . . . .     19


                                      SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EDS DEFERRED COMPENSATION PLAN
                                          ------------------------------
                                                     (Name of plan)


                                          Electronic Data Systems Corporation
                                          Plan Administrator


Date     June 28, 1994                    By
         -------------

                                          s/Lester M. Alberthal, Jr.
                                          --------------------------
                                          (Lester M. Alberthal, Jr.,
                                          Chairman of the Board,
                                          President, and Chief Executive
                                          Officer)

INDEPENDENT AUDITORS' REPORT
- ----------------------------


To the Trustees
EDS Deferred Compensation Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



s/KPMG PEAT MARWICK
KPMG PEAT MARWICK



Dallas, Texas
June 3, 1994

                           EDS DEFERRED COMPENSATION PLAN
                   Statements of Net Assets Available for Benefits
                             December 31, 1993 and 1992

Assets:                                                            1993
1992
                                                ------------  ------------
Investments (note 4):
   Income Fund, at contract value
      (cost, 1993 - $177,289,335
             1992 - $158,747,182)               $177,289,335  $158,747,182
   Executive Life Fund, at contract value
      (cost, 1993 - $9,639,617
             1992 - $9,639,617)                    9,639,617     9,639,617
   GM Class E Stock Fund, at fair value
      (cost, 1993 - $130,265,817
             1992 - $110,035,357)                176,393,616   187,956,256
   Vanguard/Wellington Fund, at fair value
      (cost, 1993 - $153,938,933
             1992 - $116,561,088)                167,243,193   123,282,362
   Vanguard U.S. Growth Portfolio,
      at fair value
      (cost, 1993 - $22,596,911
             1992 - $18,176,996)                  23,198,133    19,381,196
   Vanguard International Growth
      Portfolio, at fair value
      (cost, 1993 - $28,370,837
             1992 -  $7,740,244)                  33,467,590     7,221,083
   Vanguard Quantitative Portfolios, at fair value
      (cost, 1993 - $28,045,976
             1992 - $12,877,650)                  27,567,863    13,153,617
   Vanguard Money Market Reserves-Prime Portfolio,
      at fair value
      (cost, 1993 - $12,369,286
             1992 - $11,001,801)                  12,369,286    11,001,801
   MCorp Stock Fund, at fair value
      (cost, 1993 - $744,762
             1992 - $773,248)                          4,067         4,333
   Loan Fund, at unpaid principal balance         35,363,491    29,354,927
                                                ------------  ------------
      Net assets available for benefits         $662,536,191  $559,742,374
                                                ============  ============


See accompanying Notes to Financial Statements.

                           EDS DEFERRED COMPENSATION PLAN
             Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended December 31, 1993 and 1992


                                                   1993           1992
                                              ------------    ------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in fair
         value of investments (note 4)        ($7,508,921)     $13,142,403
      Interest                                  14,157,339      13,669,173
      Dividends                                 15,768,149       9,762,953
                                              ------------    ------------
         Total                                  22,416,567      36,574,529
   Contributions - employees                   107,966,238     100,481,954
   Net assets transferred from
      other plans (note 1)                         895,561       1,401,774
                                              ------------     -----------
         Total additions                       131,278,366     138,458,257
Deductions from net assets attributed
   to withdrawals                             (28,484,549)    (16,759,156)
                                              ------------    ------------
         Net increase                          102,793,817     121,699,101
Net assets available for benefits at:
   Beginning of year                           559,742,374     438,043,273
                                              ------------    ------------

   End of year                                $662,536,191    $559,742,374
                                              ============    ============

See accompanying Notes to Financial Statements.




                            Notes to Financial Statements
                             December 31, 1993 and 1992

1. Description of Plan
   -------------------

   The EDS Deferred Compensation Plan (Plan or Trust) (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. As a result of the acquisition of EDS by General Motors Corporation (GM) on October 18, 1984, the Plan was amended primarily to allow the Plan to invest in GM Class E common stock, $0.10 par value. The following description of the Plan reflects all Plan amendments and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

   General - The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

   On June 29, 1989, the EDS Payroll Stock Ownership Plan (PAYSOP) was terminated by unanimous consent of the Plan Committee which was appointed by the EDS Board of Directors. Effective October 27, 1992, undistributed net assets of $8,324 at fair value were transferred from the PAYSOP to the EDS Deferred Compensation Plan in conjunction with the termination of the PAYSOP.

                           EDS DEFERRED COMPENSATION PLAN


   Commencing with the May 1, 1991 partial acquisition of System One Holdings, Inc. by EDS, employees of System One Holdings, Inc. who became EDS employees became eligible to participate in the Plan on May 1, 1991. Effective October 1, 1991, net assets of the System One Holdings, Inc. 401(k) Plan (System One
Plan) of $16,754,312 were transferred to the EDS Deferred Compensation Plan in conjunction with the partial merger of the System One Plan into the EDS Deferred Compensation Plan. Effective January 23, 1992, additional net assets of $13,507 from the System One Plan were transferred to the EDS Deferred Compensation Plan. On October 17, 1991, the M&SD Employees' Stock Ownership Plan, which was adopted by EDS upon the acquisition of M&SD by EDS, was terminated by a unanimous consent of the Plan Committee of the Board of Directors of EDS. Effective December 16, 1992, undistributed net assets of $94,218 were transferred from the M&SD Employees' Stock Ownership Plan to the EDS Deferred Compensation Plan. Commencing with the January 15, 1992 acquisition of Energy Management Associates, Inc. (EMA) by EDS, employees of EMA became eligible to participate in the Plan on January 16, 1992. Effective June 30, 1992, net assets of $1,285,725 were transferred from the EMA 401(k) Plan (EMA Plan) to the EDS Deferred Compensation Plan in conjunction with the merger of the EMA Plan into the EDS Deferred Compensation Plan. Commencing with the August 1991 acquisition of SD-Scicon by EDS, domestic employees of SD-Scicon became eligible to participate in the Plan on July 1, 1992. Effective April 7, 1993, net assets of $895,561 were transferred from the SD-Scicon Profit Sharing Plan (SD-Scicon Plan) to the EDS Deferred Compensation Plan in conjunction with the merger of the SD-Scicon Plan into the Plan. For financial statement purposes, the historical cost and fair market values of the assets transferred from the plans were carried over to the Plan.

   Effective March 28, 1991, The Vanguard Fiduciary Trust Company (Vanguard) became asset custodian and record-keeper for the EDS Deferred Compensation Plan. Effective May 1, 1991, Vanguard became trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has approval and oversight responsibilities for the investment process.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for nine investment funds, seven of which are available for participant investment: the Income Fund, which is a fixed income fund; the GM Class E Stock Fund, which consists of GM Class E common stock and a small amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard/Wellington Fund (Vanguard/Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; and the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies. In addition, the Plan holds other investments which were transferred to the EDS Deferred Compensation Plan from the MTech Plans on December 31, 1988. During 1991, the guaranteed annuity contract with Executive Life was segregated into its own investment fund, hereafter referred to as the Executive Life Fund (see Note 4).

   All of the administrative expenses of the Plan are paid by the Company with the following two exceptions: (1) loan application fees and (2) maintenance fees for non-EDS-employed participants. All investment expenses are paid from the investment funds.

   In order to preserve any benefits under any plans which are merged into the EDS Deferred Compensation Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit protected under IRC Section 411(d)(6).

                           EDS DEFERRED COMPENSATION PLAN


   Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and 20 percent of their total compensation subject to a maximum annual contribution of $8,994 and maximum eligible compensation of $235,840 per participant beginning January 1, 1993, and limitations imposed to ensure a fair mix of participation among employees (elective contributions). The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total compensation as defined in the Plan.
Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. An individual participant's annual additions are further limited by amounts credited to the participant under other Company employee benefit plans.

   Effective January 1, 1991, a participant may elect, up to four times annually, to change his/her designated percentage of pay withheld.

   The individual accounts of certain participants may include portions of a one-time Employer contribution made as set forth in the text of Amendment Number One to the Plan. Such Employer contribution in 1987 was intended to compensate for losses incurred due to sharp stock market price changes during the normal delay in processing investment election transfers after the September 30, 1987 Valuation Date. Since 1987 there have been no similar contributions.

   Withdrawals - A participant may request a withdrawal of all or a portion of the amount of accumulated voluntary contributions in cases of hardship. Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship (the "Hardship Withdrawal"). In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

   Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions and the amounts of participant earnings dictated by the number of units held in each Vanguard investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

   The participant determines both the amount deferred and the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

   Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon. The one-time employer contribution in 1987 was immediately vested.

   Payment of Benefits - On termination of service, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, GM Class E common stock (for any amount so invested), MCorp common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. Lump sum cash distributions are no longer available for MCorp stock. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

                           EDS DEFERRED COMPENSATION PLAN


   Loans - Upon written application of a participant, the Plan Administrator may, at his/her sole discretion, direct the Trustees to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated elective contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the calendar year during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1993, the interest rate on new loans was six percent (6.00%).

2. Summary of Significant Accounting Policies
   ------------------------------------------

   Investments - Quoted market prices are used to value investments other than those of the Income Fund, the Executive Life Fund, and the Loan Fund. Investments in the Income Fund and the Executive Life Fund are valued at contract value which represents contributions made plus interest at the contract rate. (See note 4 regarding the investment in the Executive Life Fund.) Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

   Investment Income - Income from investments is recorded as it is earned.

3. Plan Termination
   ----------------

   While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4. Investments
   -----------

   The Trustees of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

   The table on the next page presents the fair value/contract value of the Plan's investments at December 31, 1993 and 1992. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                                                       EDS DEFERRED COMPENSATION PLAN

                                         1993                      1992
                                ------------------------  -------------------------
                                 Number     Fair value/    Number     Fair value/
                                of shares    contract     of shares    contract
                                or units       value      or units        value
                                ----------- ------------  ----------- -------------

Income Fund                             -- $177,289,335            -- $158,747,182
                                           ------------               ------------
Executive Life Fund                     --    9,639,617            --    9,639,617
                                           ------------               ------------
GM Class E Stock Fund (cost of
 $130,265,817 in 1993 and
 $110,035,357 in 1992)           6,040,278  176,393,616     5,638,309  187,956,256
                                           ------------               ------------
Vanguard/Wellington (cost of
 $153,938,933 in 1993 and
 $116,561,088 in 1992)           8,198,356  167,243,193     6,434,345  123,282,362
                                           ------------               ------------
Vanguard U.S. (cost of
 $22,596,911 in 1993 and
 $18,176,996 in 1992)            1,554,011   23,198,133     1,261,810   19,381,196
                                           ------------               ------------
Vanguard International (cost of
 $28,370,837 in 1993 and
 $7,740,244 in 1992)             2,477,361   33,467,590       767,403    7,221,083
                                           ------------               ------------
Vanguard Quantitative (cost of
 $28,045,976 in 1993 and
 $12,877,650 in 1992)            1,676,174   27,567,863       806,991   13,153,617
                                           ------------               ------------
Vanguard Money Market                   --   12,369,286            --   11,001,801
                                           ------------               ------------
MCorp Stock Fund (cost
 of $744,762 in 1993 and
 $773,428 in 1992)                   8,134        4,067        26,684        4,333
                                           ------------               ------------
Loan Fund (11,679 loans in 1993,
 loans outstanding from $6
 to $48,202 with interest rates
 from 6.0% to 11.5% in 1993)            --   35,363,491            --   29,354,927
                                           ------------               ------------
                                           $662,536,191               $559,742,374
                                           ============               ============



     On April 1, 1991, the Plan received $1.8 million for interest accrued from inception to March 31, 1991 on the group annuity contract with Executive Life Insurance Company (Executive Life). On April 11, 1991, the California State Board of Insurance placed Executive Life into conservatorship due to Executive Life's financial condition. Accordingly, the balances in the Executive Life Fund as of December 31, 1993 and 1992, do not include accrued interest since the month Executive Life was placed into conservatorship. The California Superior Court approved the purchase of Executive Life by a French investment group headed by Altus Finance and Mutuelle Assurance des Artisanale de France. The new company is called Aurora National Life Assurance Company.

   The recoverability of this investment will depend on the outcome of pending litigation, the priority in which claims and benefits are paid, and any recovery available through the various State Guaranty Funds. While a loss from this investment is possible, the amount of such loss cannot be reasonably estimated and, accordingly, no provision for loss has been recorded as of December 31, 1993 or 1992.

                           EDS DEFERRED COMPENSATION PLAN


   To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5. Party-in-Interest Transactions
   ------------------------------

   As stated previously, the GM Class E Stock Fund consists of GM Class E common stock and a small amount of cash invested in a money market account.

6. Income Tax Status
   -----------------

   The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 1986, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                       EDS DEFERRED COMPENSATION PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs
    ---------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1993:
                                                                                                  Vanguard
                                                        GM                        Vanguard      International
                                       Executive     Class E       Vanguard/     U.S. Growth       Growth
                           Income         Life        Stock       Wellington      Portfolio       Portfolio
                            Fund          Fund         Fund          Fund           Fund            Fund
                         -----------  ----------   -----------   ------------    -----------    -------------
Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments               $--         $-- ($20,748,541)     $8,419,087     ($535,019)       $5,886,876
 Interest                 11,595,989          --            --             --             --               --
 Dividends                        --          --     2,368,266      9,814,535        317,951          264,343
                        ------------ -----------  ------------   ------------    -----------      -----------
 Total                    11,595,989          --  (18,380,275)     18,233,622      (217,068)        6,151,219

Employee contributions    28,608,217          --    26,953,408     27,702,591      8,814,419        4,922,130
Net assets transferred
 from other plans             75,021          --        21,409         16,593         90,346            6,832
                        ------------ -----------  ------------   ------------    -----------      -----------
 Total additions          40,279,227          --     8,594,542     45,952,806      8,687,697       11,080,181

Deductions from net
 assets attributed to
 withdrawals             (9,367,028)          --   (6,863,263)    (6,242,695)    (1,168,107)        (651,191)
Interfund transfers     (12,370,046)          --  (13,293,919)      4,250,720    (3,702,653)       15,817,517
                        ------------ -----------  ------------   ------------    -----------      -----------
 Net increase
   (decrease)             18,542,153          --  (11,562,640)     43,960,831      3,816,937       26,246,507

Net assets available for
 benefits at:
 Beginning of year       158,747,182   9,639,617   187,956,256    123,282,362     19,381,196        7,221,083
                        ------------ -----------  ------------   ------------    -----------      -----------
 End of year            $177,289,335  $9,639,617  $176,393,616   $167,243,193    $23,198,133      $33,467,590
                        ============  ==========  ============   ============    ===========      ===========



                                                       EDS DEFERRED COMPENSATION PLAN

                                            Vanguard
                                          Money Market
                             Vanguard       Reserves-
                           Quantitative       Prime        MCorp
                            Portfolios      Portfolio      Stock          Loan
                               Fund           Fund          Fund          Fund          Total
                           -----------    ------------     ------      ----------    -----------

Additions to net assets
  attributed to investment
  income:
  Net appreciation
    (depreciation)
    in fair value
    of investments        ($531,333)               $--         $9             $--   ($7,508,921)
  Interest                        --           334,505         --       2,226,845     14,157,339
  Dividends                3,003,054                --         --              --     15,768,149
                         -----------       -----------     ------     -----------   ------------
  Total                    2,471,721           334,505          9       2,226,845     22,416,567

Employee contributions     7,047,621         3,917,852         --              --    107,966,238
Net assets transferred
  from other plans            94,883           549,180         --          41,297        895,561
                         -----------       -----------     ------     -----------   ------------
  Total additions          9,614,225         4,801,537          9       2,268,142    131,278,366

Deductions from net
  assets attributed to
  withdrawals            (1,091,507)       (1,653,944)      (275)     (1,446,539)   (28,484,549)
Interfund transfers        5,891,528       (1,780,108)         --       5,186,961             --
                         -----------       -----------     ------     -----------   ------------
  Net increase
    (decrease)            14,414,246         1,367,485      (266)       6,008,564    102,793,817

Net assets available for
  benefits at:
  Beginning of year       13,153,617        11,001,801      4,333      29,354,927    559,742,374
                         -----------       -----------     ------     -----------   ------------
  End of year            $27,567,863       $12,369,286     $4,067     $35,363,491   $662,536,191
                         ===========       ===========     ======     ===========   ============



                                                       EDS DEFERRED COMPENSATION PLAN


7.  Allocation of Changes in Plan Assets and Liabilities to Investment Programs (continued)
    ---------------------------------------------------------------------------------------

    The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1992:
                                                                                               Vanguard
                                                        GM                      Vanguard     International
                                       Executive     Class E       Vanguard/   U.S. Growth      Growth
                            Income        Life        Stock       Wellington    Portfolio      Portfolio
                             Fund         Fund         Fund          Fund         Fund           Fund
                         -----------  ----------   ------------   ----------    ----------  -------------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments               $--         $--    $11,155,919    $2,098,625     $387,256    ($516,922)
 Interest                 11,383,942          --             63            37           34            21
 Dividends                        --          --      1,998,339     6,460,553      316,930       155,575
                        ------------  ----------   ------------  ------------  -----------    ----------
 Total                    11,383,942          --     13,154,321     8,559,215      704,220     (361,326)

Employee contributions    31,172,726          --     27,044,482    23,505,597    6,962,926     2,864,469
Net assets transferred
 from other plans            566,646          --         91,212         6,754           --         6,754
                        ------------  ----------   ------------  ------------  -----------    ----------
 Total additions          43,123,314          --     40,290,015    32,071,566    7,667,146     2,509,897

Deductions from net
 assets attributed
 to withdrawals          (6,358,273)          --    (4,876,296)   (3,117,742)    (534,246)     (183,060)
Interfund transfers     (15,671,971)          --      7,465,967   (5,604,602)    3,863,562     1,012,689
                        ------------  ----------   ------------  ------------  -----------    ----------
 Net increase
    (decrease)            21,093,070          --     42,879,686    23,349,222   10,996,462     3,339,526

Net assets available for
 benefits at:
 Beginning of year       137,654,112   9,639,617    145,076,570    99,933,140    8,384,734     3,881,557
                        ------------  ----------   ------------  ------------  -----------    ----------
 End of year            $158,747,182  $9,639,617   $187,956,256  $123,282,362  $19,381,196    $7,221,083
                        ============  ==========   ============  ============  ===========    ==========


                                                       EDS DEFERRED COMPENSATION PLAN

                                            Vanguard
                                          Money Market
                             Vanguard       Reserves-
                           Quantitative       Prime       MCorp
                            Portfolios      Portfolio     Stock          Loan
                               Fund           Fund         Fund          Fund          Total
                           ------------   -----------     -------    -----------    ------------

Additions to net assets
 attributed to
 investment income:
 Net appreciation
    (depreciation)
    in fair value
    of investments             $17,872           $--     $(347)      $        --     $13,142,403
 Interest                           29       311,573         --        1,973,474      13,669,173
 Dividends                     831,556            --         --               --       9,762,953
                           -----------   -----------     ------      -----------    ------------
 Total                         849,457       311,573      (347)        1,973,474      36,574,529

Employee contributions       5,265,234     3,666,520         --               --     100,481,954
Net assets transferred
 from other plans                   --       730,408         --               --       1,401,774
                           -----------   -----------     ------      -----------    ------------
 Total additions             6,114,691     4,708,501      (347)        1,973,474     138,458,257

Deductions from net
 assets attributed to
 withdrawals                 (422,033)     (628,594)      (170)        (638,742)    (16,759,156)
Interfund transfers          1,033,638     (434,790)         64        8,335,443              --
                           -----------   -----------     ------      -----------    ------------
 Net increase
   (decrease)                6,726,296     3,645,117      (453)        9,670,175     121,699,101

Net assets available for
 benefits at:
 Beginning of year           6,427,321     7,356,684      4,786       19,684,752     438,043,273
                           -----------   -----------     ------      -----------    ------------
 End of year               $13,153,617   $11,001,801     $4,333      $29,354,927    $559,742,374
                           ===========   ===========     ======      ===========    ============




                                                                                    Schedule 1
                                                       EDS DEFERRED COMPENSATION PLAN
                                               Schedule of Assets Held for Investment Purposes
                                                              December 31, 1993

                                  Description of Investment
                             ------------------------------------
                                                         Number
                                              Rate of   of Shares                      Current
      Identity of Party       Maturity Date   Interest  or Units       Cost             Value
- ---------------------------  --------------  --------- ----------  ------------     -----------
Income Fund:
 Allstate Life Ins. Co.      6/30/94   (33%)   8.87%            --  $27,101,383     $27,101,383
                             9/30/94   (50%)
                             12/30/94 (100%)
 Bankers Trust
    #93-621                     --             4.80%            --    9,942,714       9,942,714
    #93-621B                    --             4.17%            --   10,104,376      10,104,376
    #93-621C                    --             5.10%            --    6,303,702       6,303,702
 Canada Life                 12/31/96          7.32%            --   11,000,000      11,000,000
 Confederation Life Ins.
    Company                  3/31/95           9.36%            --   12,836,949      12,836,949
 Continental Nat'l.
    Assurance Company
    #12817-6                 3/31/94   (50%)   5.60%            --   11,829,493      11,829,493
                             3/31/97  (100%)
    #12817-016               6/15/97   (75%)   6.65%            --   10,759,476      10,759,476
                             12/15/97 (100%)
 Hartford Life Ins. Co.      6/30/95   (50%)   8.60%            --   15,684,352      15,684,352
                             6/30/96  (100%)
 Metropolitan Life           9/30/95           9.15%            --   13,998,716      13,998,716
 Principal Financial Group
    #4-5639-1                12/15/97          6.50%            --    8,056,704       8,056,704
    #4-5639-2                12/15/95  (50%)   6.25%            --   10,676,301      10,676,301
                             9/15/96  (100%)
    #86513*                  12/31/94          8.43%            --       90,498          90,498
    #86513*                  12/31/95          7.59%            --      138,251         138,251
 Protective Life             9/30/95           9.45%            --    4,332,777       4,332,777
 Prudential Asset Mgmt. Grp.
    #7347-211                5/15/96           6.53%            --    4,992,253       4,992,253
    #7347-212                9/15/97           5.52%            --    8,021,908       8,021,908
 Vanguard Money Market
    Reserves - Prime
    Portfolio (no
    guaranteed rate**)         --               --              --   11,419,482      11,419,482
                                                                   ------------    ------------

Total Income Fund                                                  $177,289,335    $177,289,335
                                                                   ------------    ------------
 *The interest rate will be adjusted quarterly.
**The interest rate was 3% at December 31, 1993.
See accompanying independent auditors' report.

                                                       EDS DEFERRED COMPENSATION PLAN

                                   Description of Investment
                             ------------------------------------
                                                         Number
                                              Rates of  of Shares                      Current
     Identity of Party        Maturity Date   Interest  or Units         Cost           Value
- ---------------------------  --------------  --------- ----------    ------------   ------------

Executive Life Fund                --            --             --     $9,639,617     $9,639,617

Loan Fund                          --         6.0% to
                                               11.5%            --     35,363,491     35,363,491

GM Class E Stock Fund              --            --      6,040,278    130,265,817    176,393,616

Vanguard/Wellington Fund           --            --      8,198,356    153,938,933    167,243,193

Vanguard U.S. Growth
 Portfolio                         --            --      1,554,011     22,596,911     23,198,133

Vanguard International
 Growth Portfolio                  --            --      2,477,361     28,370,837     33,467,590

Vanguard Quantitative
  Portfolios                       --            --      1,676,174     28,045,976     27,567,863

Vanguard Money Market
  Reserves - Prime
  Portfolio                        --            --     12,369,286     12,369,286     12,369,286

MCorp Stock Fund                   --            --          8,134        744,762          4,067
                                                                     ------------   ------------

    Total Assets Held for Investment Purposes                        $598,624,965   $662,536,191
                                                                     ============   ============




See accompanying independent auditors' report.

                                                                        Schedule 2
                                                       EDS DEFERRED COMPENSATION PLAN
                                                     Schedule of Reportable Transactions
                                                    For The Year Ended December 31, 1993

Series of related transactions involving an aggregate amount in excess of 5% of the fair value of the Plan's assets as of December 31, 1992 are as follows:


Identity                                     Number
of Party                                       of         Purchase     Selling   Lease
Involved    Description of Asset           Transactions     Price       Price    Rental
- -------- --------------------------------- ------------  ----------- ----------- ------

EDS      Company Stock Fund:
            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                       250      $88,648,673          $--   $--

            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                       253               --   79,250,489    --

Various  Fixed Principal Investment Fund:
            Income Fund                         258       60,392,148           --    --

            Income Fund                         253               --   41,601,754    --

         Mutual Funds:

Vanguard    Vanguard/Wellington Fund
            (Stock and Bond Fund)               253       60,600,486           --    --

            Vanguard/Wellington Fund
            (Stock and Bond Fund)               253               --   24,979,135    --

Vanguard    Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)               258       36,607,025           --    --

            Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)               253               --   35,774,558    --

Vanguard    Vanguard International Growth
              Portfolio (Stock Fund)            245       26,948,185           --    --

            Vanguard International Growth
              Portfolio (Stock Fund)            246               --    6,585,672    --


See accompanying independent auditors' report.



                                                       EDS DEFERRED COMPENSATION PLAN



                                                                       Current
                                              Expense                 Value of
Identity                                     Incurred                 Asset on       Net
of Party                                       with        Cost of   Transaction   Gain or
Involved    Description of Asset           Transaction      Asset        Date       (Loss)
- -------- --------------------------------- ------------  ----------- ----------- ----------

EDS      Company Stock Fund:
            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                           $--  $88,648,673  $88,648,673       $--

            GM Class E Stock Fund
            (General Motors Corp. Class E
            Common Stock)                            --   68,212,474   79,250,48911,038,015

Various  Fixed Principal Investment Fund:
            Income Fund                              --   60,392,148   60,392,148        --

            Income Fund                              --   41,601,754   41,601,754        --

         Mutual Funds:

Vanguard    Vanguard/Wellington Fund
            (Stock and Bond Fund)                    --   60,600,486   60,600,486        --

            Vanguard/Wellington Fund
            (Stock and Bond Fund)                    --   23,146,622   24,979,135 1,832,513

Vanguard    Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)                    --   36,607,025   36,607,025        --

            Vanguard Money Market Reserves-
              Prime Portfolio
              (Money Market Fund)                    --   35,774,558   35,774,558        --

Vanguard    Vanguard International Growth
              Portfolio (Stock Fund)                 --   26,948,185   26,948,185        --

            Vanguard International Growth
              Portfolio (Stock Fund)                 --    6,316,148    6,585,672   269,524


See accompanying independent auditors' report.
